J.P. MORGAN SECURITIES INC.
c/o J.P. Morgan Securities Inc.
277 Park Avenue
New York, New York 10172
September 18, 2006
Via Facsimile and EDGAR Filing
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
ATTN: Peggy Fisher, Assistant Director

Re:	Home Diagnostics, Inc. — Registration Statement on Form S-1 (File No. 333-133713)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of Home Diagnostics, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 2:00 p.m., Washington, D.C. time, on September 20, 2006 or as soon thereafter as practicable.
     Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated September 5, 2006 (the “Preliminary Prospectus”) commenced September 6, 2006 and continued through September 20, 2006. Nine thousand, two-hundred, twenty (9,220) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.
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     In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, J.P. Morgan Securities Inc. As the Representative of the Several Underwriters

By:	J.P. Morgan Securities Inc.

By:	/s/ Andrew Goldberg
	Name:	Andrew Goldberg
	Title:	Vice President